Exhibit 99.82

NEWS RELEASE

Gunnison Copper Promotes Craig Hallworth to CEO and Strengthens Leadership to Advance Flagship Gunnison Project and Positions for Growth

Senior leadership promotions and technical team additions deepen bench strength to support delivery of the Pre-Feasibility Study and permit amendments for the Gunnison Copper Project

May 11, 2026

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to announce the promotion of Craig Hallworth to President and Chief Executive Officer, alongside a series of senior leadership and technical team additions and promotions designed to strengthen the Company’s capabilities as it advances its flagship Gunnison Copper Project through key de-risking milestones, including the completion of a Pre-Feasibility Study (PFS) targeted for Q2 2028 and associated permit amendments.

Mr. Hallworth previously served as Senior Vice President and Chief Financial Officer, where he led the strengthening of the Company’s balance sheet, including the elimination of secured debt, a significant expansion of its institutional shareholder base, and improvements in the economics of the Gunnison Copper Project. He also led the Company’s strategic repositioning and relaunch as Gunnison Copper, aligning the business with a renewed focus on its flagship asset. He brings deep familiarity with the Company’s asset portfolio and strategy as it enters a critical phase focused on delivering resource expansion and key de-risking milestones, including its metallurgical test program, PFS, and permit amendments.

“This promotion reflects the Board’s confidence in Craig’s leadership as the Company enters its next phase,” said Chairman Fred DuVal. “He has been instrumental in strengthening the balance sheet, expanding our institutional shareholder base, and leading the Company’s strategic repositioning as Gunnison Copper. With a strengthened leadership and technical team in place, we believe the Company is well positioned to advance its flagship project through PFS and permitting with discipline and clarity.”

Mr. Hallworth is replacing Dr. Stephen Twyerould who has led the company since 2010 and who has decided to step down as President and Chief Executive Officer as part of a planned transition to retirement. Dr. Twyerould will remain on the Company’s Board of Directors. The Board thanks Mr. Twyerould for his leadership in founding and advancing the Company and positioning its flagship project for its next stage of development and growth.

“I would like to thank the Board, our shareholders, stakeholders and employees for their support and persistence over the years,” said Dr. Twyerould. “I am incredibly proud of what we have built together and confident the leadership of the Company is in good hands with Craig Hallworth as CEO. The new and existing talent within the organization bodes well for achieving the major milestones set out over the next several years.”

In conjunction with Mr. Hallworth’s promotion, the Company has strengthened its leadership across permitting, legal, investor relations, and finance, while also adding key technical capabilities in metallurgy and geology. These appointments and promotions enhance the Company’s ability to execute on critical workstreams, including permitting, stakeholder engagement, metallurgical testing, and resource development, and align the organization with the requirements of the next stage of project advancement.

“We have made meaningful progress over the past year and a half, gaining significant momentum in the market, and increasing confidence in our strategy and ability to execute as Gunnison Copper,” said Mr. Hallworth. “With an enhanced leadership and technical team, including key internal promotions in place, we are focused on delivering our Pre-Feasibility Study and permit amendments, while continuing to advance the project toward construction and production of finished copper for the US domestic market.”

The Company also announced that Brian Penney will be nominated to join its Board of Directors at the Company’s Annual General Meeting scheduled for June 25, 2026. Mr. Penney is a seasoned mining executive with extensive experience in building and operating large-scale mining operations, he is currently CEO of Tacora Resources and was previously CEO of Baffinland Iron Mines. He brings deep expertise in project development, operations, and financing, further strengthening the Company’s governance and oversight as it advances its flagship project.

Mr. Hallworth’s promotion will be effective May 15, 2026 and at that time Fabio Rocha will be appointed as Interim Chief Financial Officer. The Company intends to undertake a process to appoint a permanent Chief Financial Officer.

Leadership Appointments and Promotions

The following leadership appointments and promotions reflect the Company’s focus on strengthening permitting, technical, regulatory, and capital markets capabilities:

Matt Bingham, appointed Senior Vice President, Permitting & External Affairs. Mr. Bingham is a mining and environmental attorney with deep expertise in U.S. permitting, public lands, and government relations. He previously held senior roles at Hudbay Minerals, where he led legal, permitting, and public affairs efforts for the Copper World project.

Olen Aasen, promoted to General Counsel & Corporate Secretary. Mr. Aasen is a corporate and securities lawyer with over 20 years of experience advising public companies across mining and other industries. He began his career at Blake, Cassels & Graydon LLP and will oversee the Company’s legal, governance, and compliance functions. Mr. Aasen’s appointment as Corporate Secretary will be effective June 1, 2026.

Melissa Mackie, promoted to Vice President, Investor Relations & Communications. Ms. Mackie has led the Company’s investor relations and communications strategy since July 2025, significantly expanding investor engagement and market awareness. She brings over 10 years of experience in capital markets and investor communications within the mining sector.

Fabio Rocha, promoted to Interim Chief Financial Officer. Mr. Rocha has experience in financial leadership roles within the mining sector and will support the Company’s financial strategy during this transition period. Prior to his promotion, Mr. Rocha served as Gunnison Copper’s Director, Accounting & Reporting.

Technical Team Additions

Ron Nunley, appointed Chief Metallurgist. Mr. Nunley is a seasoned metallurgist with extensive experience in copper processing and heap leach optimization. He previously held roles at Rio Tinto and Freeport McMoran, supporting large-scale copper operations and metallurgical programs focused on improving recoveries and operational efficiency.

Perseo Anaya, appointed Chief Geologist. Mr. Anaya is an experienced exploration and resource geologist with a strong track record in copper systems, resource modeling, and advancing projects through technical studies across the Americas. He previously held roles at Agnico Eagle Mines, Goldcorp, and Silver Standard Resources.

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ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a main pit Measured and Indicated Mineral Resource containing over 846.1 million tons with a total copper grade of 0.33% (Measured Mineral Resource of 191.5 million tons at 0.37% and Indicated Mineral Resource of 654.5 million tons at 0.31%).

The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76.1 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12% silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces).

A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 23%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Dr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration and development of the Company’s mineral projects; and (vii) the Company’s goals regarding delivering resource expansion and key de-risking milestones, including its metallurgical test program, PFS, and permit amendments.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the allocation of the 48C tax credits between the Company and Nuton, the satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code, the estimation of mineral resources, the realization of resource and reserve estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the failure to satisfy the requirements set forth in Section 48C of the Internal Revenue Code, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

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